UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE

CORPORATION LIMITED

(exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

7/FL. B, No. 132, Sec. 3

Min-Sheng East Road

Taipei, 105, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 99.1 and 99.2, respectively, please find, (i) a press release issued by the Registrant on August 11, 2015, announcing that the Registrant will be hosting its 2015 annual general meeting for shareholders and the record date for that meeting; (ii) a press release issued by the Registrant on August 26, 2015 reporting certain unaudited consolidated financial results for the six months ended June 30, 2015.

Exhibit 99.1	Press Release, dated August 11, 2015, announcing that the Registrant will be hosting its 2015 annual general meeting for shareholders and establishing August 21, 2015 as the record date.

Exhibit 99.2	Press Release, dated August 26, 2015, reporting certain unaudited consolidated financial results for the six months ended June 30, 2015.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

By:	/s/ Ivan Hsia
Name:	Ivan Hsia
Title:	Chief Financial Officer

Date: October 1, 2015